

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via Email
Elena Kryukova
Chief Executive Officer
Snap Online Marketing Inc.
225 Cedar Hill Street, Suite 200
Marlborough, MA 01752

> Re: **Snap Online Marketing Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 25, 2013**
> **File No. 333-186415**

Dear Ms. Kryukova:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 1, 2013.

Prospectus Summary

Our Company, page 5

1.   We note your response to prior comment 5 but it appears that you should describe here and in the risk factors the extent to which any of the exemptions for emerging growth companies are available to you as a smaller reporting company. For example, even if the company ceases to be an emerging growth company, as a smaller reporting company, we note that the company would be able to provide simplified executive compensation disclosures in filings, and have certain other decreased disclosure obligations in its filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

Risk Factors

As an "emerging growth company" under the Jumpstart Our Business Startups Act…, page 8

2.   We note that your new risk factor on page 8 in response to prior comment 6 does not address any of the risks associated with being an emerging growth company, but rather just discusses the various exemptions that are available to you. Please expand the risk factor to discuss the effects of the exemptions on your company and business.

<u>Our officer, directors, consultants and advisors are involved in other businesses…,
page 10</u>

3.   In response to prior comment 7, you state that transactions between the company and any
        of your officers and directors will require the prior approval of your audit committee and
        a majority of your disinterested "independent" directors. We note your disclosure on
        page 12 that you have not established an audit committee. Please revise to discuss your
        current policies and procedures for the review, approval or ratification of any related
        party transactions.

<u>Management's Discussion and Analysis or Plan of Operation</u>

<u>Liquidity and Capital Resources, page 23</u>

4.   We note your revised disclosure in response to prior comment 10 where you state that
        management believes revenues are increasing and operations should be sustainable for at
        least twelve months due to the increase in cash flow generated by revenue from
        consulting services. You also state that you intend to use the proceeds from this offering
        to finance your ongoing operations. Please further revise these disclosures to indicate the
        minimum period of time that you will be able to conduct your planned operations using
        <u>currently available</u> capital resources.

<u>Our Business</u>

<u>Plan of Operations, page 30</u>

5.   We note your response to prior comment 11 regarding your customers. Please consider
        disclosing in the prospectus that you had one client for the period ended December 31,
        2012 for which you provided services on a one-time basis. Further, clarify your
        statement on page 31 that you have been focused on providing services to clients "on a
        contract basis" to disclose the length of the contracts that you currently have with
        customers and, as you state in your response letter, that these engagements are not
        continuous.

Elena Kryukova
Snap Online Marketing Inc.
April 3, 2013
Page 3

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Diane J. Harrison
        Harrison Law, P.A.